[Foster Wheeler Ltd. Letterhead]

May 6, 2005

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0409

Washington, D.C.  20549

Attn:	Mr. John Cash
Accounting Branch Chief

Re:	Foster Wheeler Ltd.
Item 4.02 Form 8-K
Filed: May 2, 2005
File No: 1-31305

Dear Mr. Cash:

We are responding to the Staff’s comment contained in its letter dated May 3, 2005.  For your convenience, this letter sets forth in italics the Staff’s comment before our response.

Form 8-K filed May 2, 2005

1.                                               We note that you intend to file restated 2004 financial statements.  However you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

Response:  Foster Wheeler intends to file its amended annual report on Form 10-K/A (the “Amended 10-K”) on or about May 20, 2005.  In order to file the Amended 10-K, management must prepare the amendments, have the amendments audited by its independent registered public accounting firm, and receive the approval of its audit committee.  We are working diligently to complete these steps as quickly as possible.

*   *   *   *

Foster Wheeler acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                I hope the foregoing information is helpful.  If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know.  Please contact me with any questions or comments at 908-730-4050, or feel free to contact Tracy Kimmel at King & Spalding LLP at 212-556-2294.

Very truly yours,

/s/ John T. La Duc
John T. La Duc
Executive Vice President and
Chief Financial Officer

cc:	Tracy Kimmel — King & Spalding LLP
Lisa Fries Gardner — Foster Wheeler Ltd.
Tracey McKoy — Securities and Exchange Commission